Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Third Eye Design, Inc.
15 Schoen Place, LL
Pittsford, NY 14534
http://www.inviewlight.com

Up to $1,069,993.54 in Common Stock at $5.17
Minimum Target Amount: $9,998.78

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Third Eye Design, Inc.
Address: 15 Schoen Place, LL, Pittsford, NY 14534
State of Incorporation: NY
Date Incorporated: March 17, 2009

Terms:

Equity

Offering Minimum: $9,998.78 | 1,934 shares of Common Stock
Offering Maximum: $1,069,993.54 | 206,962 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.17
Minimum Investment Amount (per investor): $248.16

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 8 days | 5% bonus shares

Volume

Tier 1 perk - ($499 + pen + 1% bonus shares)

Tier 2 perk - ($1000 + pen + hat + 2% bonus shares)

Tier 3 perk - ($5,000 + pen + hat + shirt + 3% bonus shares)

Tier 4 perk - ($10,000 + pen + hat + shirt + jacket + 5% bonus shares)

Tier 5 perk - ($25,000 + pen + hat + shirt + jacket + 7% bonus shares)

Tier 6 perk - ($50,000 + pen + hat + shirt + jacket + 10% bonus shares)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Third Eye Design, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.17 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $517. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Third Eye Design, Inc. is a corporation organized under the laws of New York that designs, manufactures, and markets inView, a wireless helmet brake and turn signal light centered on a patented, groundbreaking Radio Frequency (RF) communication protocol. Headquartered in Pittsford, NY, the company has launched its first product, a sophisticated wireless, helmet mounted brake, and signal light. This exclusive technology allows almost all helmet battery power to be used for LED illumination instead of RF communication with the motorcycle. Our innovative technology provides for a feature-rich unit that is free from user intervention.

Third Eye Design went to manufacturing in Q4 2018 after nearly a decade of R&D, patent work and thousands of hours of focus group studies. inView was officially launched in 2019 and quickly received industry recognition, praise, and awards.

In 2019 Third Eye Design was invited to be 1 of 3 guest speakers at the annual MIROS (Milaysian Institute of Road Safety) Road Safety Symposium in Malaysia (along with Continental Tires and Honda Motor Corporation). inView was so well received, it received the highest honors - a verbal endorsement by MIROS and the Malaysian Minister of transportation for sale. In 2020 Third Eye Design Southeast Asia, Inc. was formed to address the Southeast Asia and Asia Pacific markets. Our launch was posponed due to Covid and rescheduled for Q1 2022.

In 2021 we followed our technology roadmap and embarked on a project to build our NextGen product, inView2. inView 2 will capitalize on the success of inView. inView2 will provide double the already impressive battery power, 4x the brightness through the use of Fresnel lens technology and an even more impressive set of features including emergency dialing in the event of a detected crash.

Third Eye Design believes in supporting US manufacturing and US jobs. inView is proudly made in the USA for our North American Markets. We also believe in giving back. That is why we chose ArcWorks, the largest primarily disabled-worker contract manufacturer in the US, to handle our packaging and fulfilment.

Third Eye Design South East Asia, Inc. is a wholly owned subsidiary of Third Eye Design, Inc. (the only shareholder is Third Eye Design, Inc.) created (we filed for incorporation for Third Eye Design South East Asia, Inc. in NYS 4/29/20) solely for the purpose of going to market in Southeast Asia. There has been no investment into the company, no banking established, no accounts set up, no employees and no financial transactions. The company will go "live" with investment and the implementation of our SEAsia launch.

Competitors and Industry

According to City Data "In 2017, one in every seven fatal roadside incidents in the United States involved a motorcycle; this number has remained relatively stable for the past 10 years."

Read more: http://www.city-data.com/blog/6817-trends-in-motorcycle-safety-in-the-u-s/#ixzz7DdCzf08X".

The US motorcycle market size was estimated at $8.25 billion in 2019 and is anticipated to grow at a CAGR of 3.2% over the following decade. Low TCO of motorcycles, increased ridership by women and advances in motorcycle safety is expected to continue to accelerate the demand for motorcycles.

In 2019, Third Eye Design was invited to be 1 of 3 guest speakers (along with Honda Motor Corporation and Continental Tires) at the annual MIROS (Malaysian institute of Road Safety) symposium. Government officials were so impressed (helmet use is mandatory throughout Southeast Asia) that inView was endorsed for sale by the Minister of Transportation. A member of the Royal Family (a significant industry influencer) agreed to participate in our launch. The initial inView product launch will include Malaysia (27M registered motorcycles), Indonesia (133M registered motorcycles) and Singapore (127k registered motorcycles) with other SE Asia countries and Asia Pacific countries to follow.

In terms of competition, there are two types – (1) manufacturers providing non-helmet, hard wired solutions and (2) wireless and/or helmet type solutions. The wired and non-helmet types are not direct competition; the current wireless and helmet solutions (Cosmo and BrakeFree) are, by their design, far inferior in functionality and feature set (neither offer turn signals and both must be turned on before a ride and turned off after a ride). Both use an accelerometer to detect decelleration which does not have the accuracy of motorcycle integrated brake signalling. Further, since their accellerometer is located in a helmet, it must be detuned to prevent false alarms. The competition recommends charging after every use, inView batteries last 2 or more months - and the system alerts you when they get low.

No one else offers the efficient wireless connectivity, superior visibility, ease of use (no on/off switch) or the feature rich set of benefits inView provides.

Current Stage and Roadmap

inView is currently selling in the US and Canada. inView is sold directly on our eCommerce web site, through our North American Distributor Twisted Throttle and through a growing network of dealers and installers.

inView has received international attention and requests for sale Throughout Asia Pacific, the European Union, Australia and countries in both South America and Africa.

MIROS (the Milaysian Institute for Road Safety) provided inView the highest endorsement for sale in South East Asia where we have a planned launch in Q1 2022 in Malaysia (27M registered motorcycles), Indonesia (133M registered motorcycles) and Singapore (127k registered motorcycles).

We are currently working with the largest helmet manufacturer in Indonesia to integrate inView technology into the 23M helmets they sell annually in Indonesia alone.

The Team

Officers and Directors

Name: David Werner

David Werner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: March 17, 2009 - Present
  Responsibilities: • Creates, communicates, and implements the organization’s vision, mission and overall direction. • hires, fires, and manages all employees. • Leads, guides, directs, and evaluates all other officers, managers, and employees, and ensures they are carrying out the daily operations and achieving company objectives. • Meets regularly with other officers and managers of to make sure that the decisions the organization needs to make are strategic. • Confirms that all officers and managers are conveying the company’s philosophies and guidelines to their own teams so that all employees understand the expectations of the company. • Oversees all the financials aspects of the company and maintains awareness of both external and internal opportunities for expansion, customers, markets, new industry developments and standards. • Sets company Mission, Vision and standards for communications, brand, quality and operations.

Name: Charles (TIm) Discavage

Charles (TIm) Discavage's current primary role is with Randstad USA. Charles (TIm) Discavage currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Director, Board of Directors

Other business experience in the past three years:

- **Employer:** Randstad
  Title: Consultant - Senior Business Analyst
  Dates of Service: November 01, 2018 - April 01, 2020
  Responsibilities: Supported Xerox Incentive Strategy Group streamlining key reporting processes.

Other business experience in the past three years:

- **Employer:** Randstad USA

Title: Mainframe Transition Consultant
Dates of Service: June 01, 2020 - Present
Responsibilities: Developing a data warehouse environment with city's mainframe data to assist user's visibility in helping to port to new future architecture/applications.

Other business experience in the past three years:

- **Employer:** NDC Properties, LLC
  Title: Director
  Dates of Service: October 10, 2009 - December 31, 2019
  Responsibilities: Primary financier to LLC. Invested in Real Estate (flips & rentals).

Name: Wayne Palmiter

Wayne Palmiter's current primary role is with Snomax International. Wayne Palmiter currently services 40+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Board of DIrectors
  Dates of Service: December 01, 2009 - Present
  Responsibilities: To provide insight into the aspects of running a business that relate to strategy, finance, legal and marketing matters. To align the interests of shareholders and managers in the best interest of the company.

Other business experience in the past three years:

- **Employer:** Snomax International
  Title: President
  Dates of Service: November 12, 2012 - Present
  Responsibilities: To guide the companies strategic vision and oversee its implementation. To communicate with shareholders about their expectations, setting and tracking goals for key operations.

Other business experience in the past three years:

- **Employer:** TecSource, Inc.
  Title: President
  Dates of Service: January 01, 2006 - Present
  Responsibilities: To guide the companies strategic vision and oversee its implementation. To effectively communicate with stakeholders about their expectations, setting and tracking goals for key operations and sales.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the manufacturing industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,069,993.54 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our

management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a wireless helmet mounted brake and turn signal light. Our revenues are therefore dependent upon the market for wireless helmet mounted brake and turn signal lights.

Minority Holder; Securities with Voting Rights
As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine

instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Although THIRD EYE DESIGN, INC. was formed on March 17, 2009, the Company does have a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. THIRD EYE DESIGN, INC. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that inView is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 15 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the

Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the

Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Werner	1,470,688	Common Stock	42.0%

The Company's Securities

The Company has authorized Common Stock, Convertible Notes, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 206,962 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 3,484,411 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering below for additional detail.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes

The security will convert into Common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $40,000.00
Maturity Date: March 18, 2020
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: The earliest of a request to convert or specified date

Material Rights

Third Eye Design has committed to provide note holders notification of a sale, liquidation or distribution to provide note holders with ample time to convert. These Convertable Notes mature in 2023 on 3/23 ($20k), 3/18 ($10k) and 1/31 ($10k)

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $480,000.00
Maturity Date: February 01, 2026
Interest Rate: 6.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: By request or at maturity date

Material Rights

Third Eye Design has committed to provide note holders notification of a sale, liquidation or distribution to provide note holders with ample time to convert.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $48,000.00
Maturity Date: February 01, 2026
Interest Rate: 2.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: By request or at maturity date

Material Rights

Third Eye Design has committed to provide note holders notification of a sale, liquidation or distribution to provide note holders with ample time to convert.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $480,000.00
  Use of proceeds: Manufacturing, operational expenses, marketing, social media, trade shows and events, research and development.
  Date: July 30, 2018
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $12,000.00
  Number of Securities Sold: 6,244
  Use of proceeds: Operations, Research and Development, Engineering, Marketing
  Date: January 11, 2019
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $40,000.00
  Use of proceeds: Operations, Marketing, Product Development
  Date: March 18, 2020
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $48,000.00
  Use of proceeds: Engineering, Product and Application Development
  Date: May 06, 2019
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue for fiscal year 2019 (initial year of sales) was $25,684 compared to $23,893 for fiscal year 2020. 2019 was the year of product launch and commercialization. inView was a brand-new to market product and not a me-too or copycat product, so gaining market acceptance and socialization were critical components of our plan. Consumer and Industry feedback came in and could not have been more positive. inView was made a recommended buy by Motorcycle Consumer News, one of the hardest-to-please industry magazines and inView was awarded Best Safety Product at the prestigious 2019 AIMExpo. Adoption and interest grew throughout the year - and then, in 2020, Covid19 hit. All trade shows were cancelled, and consumer spend dropped dramatically. Without an income stream to support social media investment, 2020 sales slowed significantly.

Cost of Sales in 2019 was $19,273 and was relatively proportional in comparison to $17,019 (and a corresponding reduction in sales) in 2020. While these numbers will increase dramatically with the increase in sales, it is anticipated that with revenue growth and the benefits of economies of scale in production and shipping costs, cost of revenue will decrease as a percentage of revenue.

Gross Margin (profit) in 2020 ($6874) increased over 2019 ($6,412) and as a percentage of revenue increased from 24.9% in 2019 to 28.7% in 2020. This improved performance was caused by an increase in percentage of higher-margin direct-to-consumer and dealer direct sales and a reduction in promotional products given away that inflated overall cost of goods.

2022 is anticipated to be our breakout year with the introduction of inView2, expansion into SE Asia and resumption of social media investment, and trade show and event attendance.

Historical results and cash flows:

Historical results and cash flows are not indicative of what to expect in the future. We believe a better indicator is all the positive customer and professional feedback we have received - from around the globe. It is the overwhelming affirmation we get in our magazine reviews, email and in person at avents and shows that make us optimistic about better results moving forward.

StartEngine investment will supply the funding to help us bring the newly developed inView2 to market in North America, We believe cash flow will change dramitically as a result.

Historical results represent the normal issues with a new-to-market company balancing expense and revenue and then, post Covid19, represent the dedication and personal investment of its employees to keep up a blistering pace while we wait for the storm to pass.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Revenue, and the cash influx of a small, committed group of investors, currently supports basic operating expenses. Existing cash on hand is made available for investment in R&D, marketing & promotion and customer support. We are currently entering into a financing agreement with an an investor to support both North American and SE Asia manufacturing and a SE Asia investor to support our Q1 2022 launch in the US and Canada as well as Malaysia, Indonesia and Singapore. Please stay tuned to "updates" as investment dollars come in.

Should Third Eye Design receive just a minimal raise, North American growth would become dependant on organic social media and word of mouth (there would be reduced funds available to support paid marketing). Key employees could be forced to operate without compensation until cash flow was estblished to support normal operational expenses. Please note: a revenue based financing agreement was make available to support manufacturing, so product availability is not a financial concern.

Third Eye Design, South East Asia, inc. (TED-SEA), a C-Corporation formed in 2020 is a wholly-owned subsidiary of Third Eye Design. It was formed solely to conduct business in Southeast Asia. TED-SEA, while part of this offering, is having its launch funded by an investor in Malaysia. Manufacturing falls under the same revenue-based-financing agreement made at the parent company level.

While no company can operate without adequate cash flow for extended periods of time, Third Eye Design has clearly demonstrated our ability to do so - evidence of our investor committment.

Pending a minimal Start Engine raise, There are no plans to cease operations. Instead, it is anticipated that focus whould shift to Southeast Asia due to market size, endorsement and potential growth.

Third Eye Design currently has $41,000 cash in hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

StartEngine campaign funds are critical to the accellerated growth we will achieve in North America and SE Asia and will allow us to capitalize on market and product readiness. Without those funds we would need to rely on more costly investment (we have several investors currenty willing to support operations and growth) or would need to slow our pace to match cash flow.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised

from the crowdfunding campaign?)

Campaign funds will represent a significant influx to operations and will make up a substantial portion of the capital required to accellerate growth in North America and expansion into SE Asia.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Since we have secured investment into SE Asia manufacturing, marketing and sales, the company's operational future is more of a where than an if. Without campaign funds (primarily to support North American operational, sales and marketing expense), North America operations will slow while funded SE Asia will ramp up. It is important to note that Third Eye Design has received a revenue-based-financing agreement to support global manufacturing.

With minimum StartEngine funding it is anticipated Third Eye Design could reduce social media and marketing spend, operatinal expense by moving to a remote work enviornment and payroll and would survive 2-3 years allowing cash flow from sales to grow to support fully funded operations.

It is important to remember that investment is at the parent company (Third Eye Design, Inc.) level and includes SE Asia operations (Third Eye Design South East Asia, Inc.) is a wholly owned subsidiary of the parent company.

How long will you be able to operate the company if you raise your maximum funding goal?

The full raise is projected to support operations without revenue for 12 months - more than enough time to launch inView2 and generate revenue and cash flow to fully support operations and continued growth.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Third Eye Design is currently working with several commercial institutions to secure lines of credit to support working capital, manufacturing and operational needs. We are currently in negotation with an existing investor to secure a $1M revenue based financing agreement to support future manufacturing. We have a network of existing and interested investors we can tap into if the need arises.

Indebtedness

- **Creditor:** Robert Nelk
  Amount Owed: $30,000.00
  Interest Rate: 6.0%
  Maturity Date: February 01, 2026
  Convertible Promissory Note (loan) is convertible into stock

- **Creditor:** David Werner
  Amount Owed: $50,660.00
  Interest Rate: 8.0%
  Demand Promissory Note - see upload

- **Creditor:** Rodinia Solutions, LLC
  Amount Owed: $96,000.00
  Interest Rate: 2.0%
  Maturity Date: January 01, 2025
  Convertible Promissory Note - see upload

- **Creditor:** Rodinia Solutions
  Amount Owed: $48,000.00
  Interest Rate: 2.0%
  Maturity Date: February 01, 2026
  Convertible Promissory Note - See upload

- **Creditor:** Chase Credit Card
  Amount Owed: $68,550.00
  Interest Rate: 15.99%

- **Creditor:** US Federal Government
  Amount Owed: $108,000.00
  Interest Rate: 2.0%
  Maturity Date: June 04, 2022
  Second Draw PPP loans made to eligible borrowers qualify for full loan forgiveness if during the 8- to 24-week covered period following loan disbursement: Employee and compensation levels are maintained in the same manner as required for the First Draw PPP loan, The loan proceeds are spent on payroll costs and other eligible expenses, and At least 60% of the proceeds are spent on payroll costs. Third Eye Design meets the criteria for forgiveness (our First PPP loan was forgiven) and we anticipate receiving it.

Related Party Transactions

- **Name of Entity:** David Werner
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: David Werner provided several small loans totaling $50,660.00 from 2017 - 2019.

Material Terms: Principal plus 8% fixed rate payable on demand.

- **Name of Entity:** Robert Nelk
  Relationship to Company: Employee
  Nature / amount of interest in the transaction: Loan totaling $30,000.00
  Material Terms: Accruing interest at 8% per annum, due and payable upon demand.

Valuation

Pre-Money Valuation: $18,014,404.87

Valuation Details:

This valuation was calculated internally without any formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have not assumed that:

(i) any outstanding options, warrants, and other securities with a right to acquire shares are exercised; or

(ii) any shares reserved for issuance under a stock plan are issued.

Third Eye Design's pre-money valuation is based on the Venture Capital Method which considers IP (intellectial property), market size, product novelty (uniqueness) and projected exit value.

In addition to our U.S. issued Patent No. 7,218,214, Third Eye Design, Inc. has pending patent applications in the U.S. and internationally throughout Asia and Europe. In one family of applications covering key aspects of our proprietary technology, we have recently received a favorable Written Opinion in Singapore, finding that our claims are patentable over prior art. This will likely result in our first issued patent in Singapore in the near future. Moreover, the Intellectual Property Office of Singapore (IPOS) has cooperative "Patent Prosecution Highway" relationships with other national patent offices in the United States, Indonesia, Malaysia, Thailand, Vietnam, China, Japan, South Korea, and Mexico, by which a favorable outcome in any one of the member countries may be used to accelerate prosecution in the others. We are currently asserting our favorable Written Opinion in Singapore accordingly in these other countries to pursue additional patents as soon as possible.

Our total addressable market is global and currently focused on North America and South East Asia where we have a local presence and key industry and government relationships. Throughout Asia, where helmet use is mandatory and safety is a top concern, motorcycling is more than a hobby, for most it is a primary method of transportation. In Indonesia alone, there are over 135M registered motorcycles.

There is no product on market today that has the full feature set or performance of inView. Competitors, attempting to follow the lead of inView fall short on features, functionality and performance across all categories of visibility, battery life, ease of use and value.

Our 5-year exit strategy is to sell our powersport helmet division to a motorcycle manufacturer, helmet manufacturer or distributor at a factor of EBITDA - providing the knowledge that they saved lives and helped improve motorcycle safety forever.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.78 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  Trade shows and events, social media, industry affiliate promotion

- *Operations*
  46.5%
  Office, professional, insurance, travel, patent fees

If we raise the over allotment amount of $1,069,993.54, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  Trade show and event attendance, social media advertising, industry affiliate promotion

- *Research & Development*
  20.0%
  Implementation of product technology roadmap including development of enhanced features and expansion into bicycle and helmet-integration products.

- *Company Employment*
  15.0%
  Acquisition of key employees including CFO, HR, Project Management and Sales.

- *Operations*
  10.0%
  Rent, Professional, Insurance, Travel and Patent expenses.

- *Working Capital*
  21.5%
  To maintain sufficient cash flow to meet its short-term operating costs and short-term debt obligations.

- *Inventory*
  15.0%
  Manufacturing of the inView 2 family of products.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.inviewlight.com (In a to-be-created Investor Relations page).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/inview

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Third Eye Design, Inc.

[See attached]

Third Eye Design Inc.

(a New York Corporation)

Unaudited Consolidated Financial Statements

Period of January 1, 2019 through December 31, 2020

Reviewed by:

TaxDrop

TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Third Eye Design Inc.

Table of Contents

TaxDrop
CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

October 28, 2021

To: Board of Directors of Third Eye Design Inc.
Attn: David Werner, CEO

Re: 2020 and 2019 Financial Statement Review
Third Eye Design Inc.

We have reviewed the accompanying consolidated financial statements of Third Eye Design Inc. (the "Company"), which comprise the consolidated balance sheet as of December 31, 2020 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2019 through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements of Third Eye Design Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

THIRD EYE DESIGN, INC
CONSOLIDATED BALANCE SHEET
Years Ended December 31, 2020 and December 31, 2019
(Unaudited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	$15,973	$10,566
Security Deposit	1,500	-
Total Current Assets	**17,473**	**10,566**
Other Assets		
Inventory	36,689	51,101
Furniture and Equipment, net	8,997	12,596
Total Other Assets	**45,686**	**63,697**
Total Assets	**63,159**	**74,263**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	25,107	20,097
Credit cards	70,077	50,226
Sales Tax Payable	-	136
Total Current Liabilities	**95,184**	**70,459**
Long-Term Liabilities		
Convertible Debt	558,000	548,000
Accrued Interest - Convertible Notes	104,816	64,717
Notes Payable	130,660	130,660
Accrued Interest - Notes Payable	15,558	9,087
Total Long-Term Liabilities	**809,034**	**752,464**
Total Liabilities	**904,217**	**822,924**
Stockholders' deficit		
Common Stock, $0.01 par value, 15,000,000 shares authorized 2,606,540 and 2,541,548 shares issued and outstanding as of December 31, 2020 and 2019, respectively	25,350	25,350
Additional Paid-in-Capital	582,650	582,650
Retained earnings	(1,449,059)	(1,356,661)
Total Stockholders' Deficit	**(841,059)**	**(748,661)**
Total Liabilities and Stockholders' Deficit	**$ 63,159**	**$ 74,263**

THIRD EYE DESIGN, INC
CONSOLIDATED INCOME STATEMENT
Years Ended December 31, 2020 and December 31, 2019
(Unaudited)

	2020	**2019**
Revenues	$ 23,893	$ 25,684
Cost of revenues	17,019	19,273
Net Profit	**6,874**	**6,412**
Operating Expenses		
General and administrative	26,130	29,318
Payroll	95,187	110,931
Legal and professional	3,500	-
Sales and marketing	15,984	30,590
Product development	9,831	2,549
Interest	56,580	50,677
Depreciation	3,599	5,039
Total Operating Expenses	**210,811**	**229,104**
Net Operating income	**(203,937)**	**(222,692)**
Other Income/(Expense)		
Other income	111,540	19,004
Total other income	111,540	19,004
Net Income (Loss)	**$ (92,398)**	**$ (203,688)**

See accompanying notes to the financial statements

THIRD EYE DESIGN, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2020 and December 31, 2019
(Unaudited)

	Common Stock		Additional Paid-In Capital - Common Stock	Accumulated Earning (Deficit)	Total
	Shares	Par Value			
Balance as of December 31, 2018	**2,535,010**	**$ 25,350**	**$ 615,650**	**($1,152,973)**	**($511,973)**
Issuance of Common Stock	6,538	-	-	-	-
Adjustment to Common Stock	-	-	(33,000)	-	-
Net Loss	0	0	0	(203,688)	**(203,688)**
Balance as of December 31, 2019	**2,541,548**	**25,350**	**582,650**	**(1,356,661)**	**(748,661)**
Issuance of Common Stock	**64,992**	-	-	-	-
Net Loss	-	-	-	(92,398)	**(92,398)**
Balance as of December 31, 2020	**2,606,540**	**$ 25,350**	**$ 582,650**	**($1,449,059)**	**($841,059)**

See accompanying notes to the financial statements

THIRD EYE DESIGN, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2020 and 2019
(Unaudited)

	2020	2019
Cash Flows from Operating Activities		
Net Income (Loss)	**$ (92,398)**	**$ (203,688)**
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Interest Expense	46,570	43,032
Depreciation	3,599	5,039
Changes in operating assets and liabilities:		
(Increase) Decrease in security deposit	(1,500)	-
(Increase) Decrease in inventory	14,412	(51,101)
Increase (Decrease) in accounts payable	5,010	20,097
Increase (Decrease) in credit cards	19,850	32,847
Increase (Decrease) in sales tax payable	(136)	136
Net cash provided by (used in) operating activities	**(4,593)**	**(153,637)**
Cash Flows from Investing Activities		
Net cash used in investing activities	**-**	**-**
Cash Flows from Financing Activities		
Issuance of Convertible notes	10,000	133,000
Issuance of Promissory notes	-	40,000
Adjustment to Common Stock	-	(33,000)
Net cash used in financing activities	**10,000**	**140,000**
Net change in cash and cash equivalents	**5,407**	**(13,637)**
Cash and cash equivalents at beginning of period	10,566	24,203
Cash and cash equivalents at end of period	**$ 15,973**	**$ 10,566**

See accompanying notes to the financial statements

Third Eye Design, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF CONSOLIDATED OPERATIONS

Third Eye Design, Inc. which may be referred to as the "Company", "we," "us," or "our") was registered in New York on March 17, 2009. The Company is a direct-to-consumer, business-to-business, and wholesale global operation that produces a new age safety ware for Motorcyclist. The Company's headquarters are in Pittsford, New York. The company began operations in 2009.

The Company is parent to a wholly-owned subsidiary that is dormant and has no operations as of December 31, 2020. The entity, Third Eye Design South East Asia Inc., was incorporated in New York on April 29, 2020. As of December 31, 2020, the Company has not contributed investment into the subsidiary, and the subsidiary does not have any banking established nor employees. The consolidated financial statements hereinafter are also the same as the Company's standalone financial statements.

Since Inception, the Company has relied on contributions from owners, the issuance of convertible notes, and securing loans to fund its operations. As of December 31, 2020, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 10). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 11), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $15,973 and $10,566 of cash on hand, respectively.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment exist in the form of manufacturing tooling and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the double declining balance, based on useful lives of the assets which is seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2020 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and December 31, 2019, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling the Inview helmet light. The Company's payments are generally collected upfront, but some are on a Net 30 or Net 45 term. The Company has no deferred revenue on December 31, 2020 and 2019, respectively, for orders that have been paid but the performance obligations have not been met.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $15,984 and $30,590, respectively, for the years ended December 31, 2020 and 2019.

Deferred Cash Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after

December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

At December 31, 2020 and 2019 inventory consists of the following:

	2020	2019
Raw Materials	20,097	20,097
Finished Goods	16,592	31,004
Total Inventory	$ 36,689	$ 51,101

NOTE 4 – FIXED ASSETS

Fixed assets at December 31, 2020 and 2019 consist of the following:

	2019	2018
Machinery & Equipment	20,575	20,575
Accumulated Depreciation/Amortization	(11,578)	(7,979)
Total Fixed Assets	$ 111,428	$ 80,467

Depreciation expenses totaled $3,599 and $5,039 for the years ended December 31, 2020 and 2019, respectively (see Note 2 – Fixed Assets).

NOTE 5 – LOANS

The Company has issued $558,000 of unsecured convertible notes of which $128,000 are set to mature on February 1, 2026. Notes totaling $430,000 are to mature 36 months from the date of issuance of this Note; provided, however, that if, on the Maturity Date, either a Change of Control or IPO is Pending, then the Maturity Date shall be extended automatically to the closing date of such Pending transaction or, if such Pending transaction is not consummated, the date on which such Pending transaction ceases to qualify as Pending. All notes are accruing at a range of 2% to 8% per annum. If the Company does not pay the notes before the maturity date all principal and accrued interest converts into common stock equity of the Company at a price per share equal to the quotient of the lesser of (i) fair market value or (ii) $5,000,000, divided by the total number of Company Stock outstanding immediately prior. Conversion shall at an equity financing with gross proceeds of at least $750,000. The balance of these notes as of December 31, 2020 and December 31, 2019 is $558,000 and $548,000, respectively with a total of $104,816 and $64,716 of total accrued interest. The Company does not anticipate repayment within the next 12 months and has categorized all balances in long-term liabilities.

NOTE 6 – RELATED PARTY

From time to time the Company issued promissory notes from members. As of December 31, 2020, and 2019, the balance of the notes from related parties was $130,660, respectively with a total of $15,558 and $9,087 of total accrued interest, respectively. These notes are accruing at 8% per annum and have no specified maturity date.

NOTE 7 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 8 – EQUITY

Common Stock

The Company authorized 15,000,000 shares of common stock at $0.01 par value. In 2019 and 2020, the Company issued 6,538 and 64,992 shares of common stock, respectively. As of December 31, 2020, and December 31 2019, the Company had 2,606,540 and 2,541,548 shares of common stock outstanding, respectively.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020 (see Note 11 – Subsequent Events).

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2009 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 11 – SUBSEQUENT EVENTS

Note Payable

In March 2021, the Company issued a promissory note for $67,000 with a maturity date of 9 months from the date of the note.

PPP Loan

During February 2021, the company received a Paycheck Protection Program loan from the small business administration, in the amount of $108,500. This loan is forgivable if certain conditions are met. Although the loan hasn't been officially forgiven by the Small Business Administration, the Company believes they fulfilled all the requirements for this loan to be cancelled.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in common stock shares. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Start Engine. The Intermediary will be entitled to receive a commission fee in this offering.

Management's Evaluation

Management has evaluated subsequent events through October 28, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Third Eye Design, Inc.

Ingenuity Meeting Form and Function


inView
beSafe. beSeen.

Website Pittsford, NY MANUFACTURING

Third Eye Design, Inc. designs, manufactures and markets inView™ - a wireless helmet brake and turn signal light centered on a groundbreaking Radio Frequency (RF) communication protocol. The inView™ system mimics brakes and turn signals activated by the motorcyclist or when it detects deceleration (i.e. engine braking) of any kind. inView™ keeps motorcyclists visible by providing an eye-level light so that drivers can easily see and understand the motorcyclist's next move. inView™ is patented and has patents pending internationally. Launched in 2019 after nearly a decade of market research, technical development and patent work, inView™ launched and has received the highest accolades from magazines, industry professionals and customers.

$47,101 raised

42 Investors	$18M Valuation
$5.17 Price per Share	$248.16 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates 9 Comments Follow

Reasons to Invest

- **Launched in 2019,** inView™ gained interest from both the industry and customers quickly. Prior to our launch we spent more than **2000 hours in focus group studies** to glean a set of requirements that would make inView™ successful in the marketplace. We have great professional and customer testimonials, and were named the best safety product at the prestigious 2019 AIMExpo (American International Motorcycle Expo) – the largest motorcycle show in the country. These are just some of the reasons why inView™ is recommended by motorcycle journalists and loved by customers. The inView™ design outperforms other accessory brake and signal lights on the market. Copycat competitors have attempted to go to market with minimal, look-alike features - but do not have inView™ technology and simply fail to deliver. Key features make inView™ completely unique. US and International patents and patents- pending protect our technology. inView™ is endorsed by the American Motorcyclist Association - one of the highest honors a motorcycle product can achieve, and received a perfect score in a MCN (Motorcycle Consumer News) full review.
- **Product Roadmap:** Since the company was formed, we have adhered to strict, international standards of Project Management and Quality Assurance. As such, we have operated with a technology and product roadmap that we are currently implementing. inView2™, our newly designed next-generation product, will be introduced in Q1 2022 and will expand upon inView™'s success.

Rewards

Get rewarded for investing more into Third Eye Design, Inc.:

$248+ Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$499+ Investment

Tier 1 perk + 1% bonus shares

pen

$1,000+ Investment

Tier 2 perk + 2% bonus shares

pen + hat

- **Global Markets**: inView™ has caught the attention of global markets. In 2019, Third Eye Design was invited to be 1 of 3 guest speakers (along with Honda Motor Corporation and Continental Tires) at the annual MIROS (Malaysian institute of Road Safety) symposium. Government officials were so impressed, inView™ was endorsed (verbally) for sale by the Minister of Transportation. A member of the Royal Family (a significant industry influencer) agreed to participate in our initial launch. The inView*2* ™ product launch will include Malaysia (27M registered motorcycles), Indonesia (133M registered motorcycles) and Singapore (127k registered motorcycles) with other SE Asia and Asia Pacific countries to follow.


inView™
WINNER
2019
#1 BEST SAFETY ITEM
American International Motorcycle Expo
AIMExpo
AMERICAN INTERNATIONAL MOTORCYCLE EXPO
inView
beSafe. beSeen.

THE PROBLEM

Studies from around the globe share the same findings, motorcyclists get hit because they aren't seen.


"Among the primary contributing factors to PTW (Powered Two Wheeler) accidents, over 70% of the OV (Other Vehicle) driver errors were due to the failure to perceive the PTW."
- MAIDS Study, Europe

Most motorcycles have only one small brake and tail light - there just is not much candlepower available to attract attention.

Additionally, studies show that human depth perception is affected when a motorcycle is viewed among much more prominent cars and trucks, making the motorcycle seem farther away than it is.


Approximately
75% Of Motorcycle Accidents Involve Another Vehicle

* Source

To put it simply: Motorcycles are hard to see. With the low placement of the brake light and just a single source of light, being approached by a car or truck while stopped is one of the most dangerous situations a motorcycle rider can encounter. For motorcyclists, visibility is a top concern.

Rear-end collisions are the **most significant risk** for motorcyclists



*Source

$5,000+
Investment
Tier 3 perk+ 3% bonus shares
pen + hat + shirt

$10,000+
Investment
Tier 4 perk + 5% bonus shares
pen + hat + shirt + jacket

$25,000+
Investment
Tier 5 perk + 7% bonus shares
pen + hat + shirt + jacket

$50,000+
Investment
Tier 6 perk + 10% bonus shares
pen + hat + shirt + jacket

These reasons and more have created a demand among motorcyclists for ways to improve visibility.

The safety risks associated with riding a motorcycle are higher than those with driving an automobile. That's why a NHTSA (National Highway Traffic Safety Association) study shows that approximately 75% of all motorcycle accidents involve a collision with another vehicle and that rear-end collisions are the most significant risk. (Source)


inView

THE SOLUTION

InView™: A Wireless Helmet-Mounted Brake and Turn Signal Light

inView™ has captivated the attention of industry experts, police departments, insurance agencies and of course motorcyclists. Named the Best Safety Product at the prestigious AIMExpo, inView™ is in use throughout the US and Canada. After a successful presentation as a guest speaker at the 2019 Malaysian Road Safety Symposium in Malacca, Malaysia, inView™ was endorsed for sale (verbally) by the Minister of Transportation and received support from a key influencer and member of the Royal Family.

Be Safe, Be Seen

Following our Technology and Product Roadmap, inView*2* ™, our next-generation product design was just completed and will offer even more visibility and a host of new features.



**Rendering of inView2 ™. Images are computer generated demo versions and inView2 ™ is not currently available on the market.*

This campaign will support the introduction of inView*2* ™ in North America, South East Asia and worldwide.

The inView™ system illuminates and mimics brakes and turn signals indicated by the motorcyclist or when it detects deceleration of any kind - either physical via pedal or lever or passive via engine braking. And inView™ puts the lights where they should be - high and center.

The original inView™ wireless system consists of a helmet unit, motorcycle unit and accessory brake light. A key feature of the inView™ helmet light is its simple helmet-to-helmet transfer capability. This ensures inView™ is always on the right helmet. inView™ can be attached to any helmet and used on any 12v negative ground powersport vehicle - including those with CAN-Bus. To add flexibility, separate motorcycle and helmet units are available for users with multiple motorcycles or multiple helmets who do not wish to transfer their existing inView™.

inView*2* ™ offers all the advantages of the original inView in a lower profile housing and adds a new set of features (see below for a comparison chart). inView*2* ™ will provide 4x the light output and nearly double the battery power.

inView™ Original Key Features:



- **Brake, turn signal and hazard** light functionality
- **No on/off switch** - you don't have to remember to turn it on or off.
- **Long battery life** with common, easily replaced batteries
- **Automatic diagnostics** that test function, LEDs and battery life
- Integration with the motorcycle to provide pedal, lever and switch activated brake and turn signaling
- **Passive brake signaling** (i.e. downshifting) - inView™ knows when you are rapidly slowing down - even when you are not physically braking
- **Can-BUS compatible** - inView works on any motorcycle and any helmet
- **Ultra-bright LEDs** – for daytime visibility


inView
inView
beSafe. beSeen.

- **Easily transferred between helmets** - inView moves easily from helmet to helmet. If you ride with a passenger, inView can quickly be moved to the rear facing helmet
- **Inversion protection** protects you from installing it upside down (and reversing your turn signals) after a battery change
- **iOS and Android companion application** to update firmware and change the way inView operates
- **Simple**, DIY installation
- Available in **Red or Clear**
- **1-year warranty**
- Proudly designed and **manufactured in the USA**

inView2™ Additional Features:



- **Includes all inView™ Original Features as well as -**
- inView2™ will offer **4x the light output** through Fresnel lens technology
- Nearly **4x the battery power**
- An even **slimmer profile**
- **Emergency dialing** in the event of a detected crash
- **A helmet-only version** that provides passive brake signaling and is upgradable to the full, integrated inView2


inView 2 | Renderings

**Rendering of inView2 ™. Images are computer generated demo versions and inView2 ™ is not currently available on the market.*

New to inView*2* ™ is an emergency dialing feature that will detect a crash. When it does, inView*2* ™ will send a tone to the owner's cell phone. If the tone goes unanswered, the inView™ system will dial a pre-programmed emergency contact, report position and set the helmet light to flashing. This service will be bundled as a special promotion on initial purchase and made available as a fee-for-service option on a monthly, semi-annual and annual basis providing a recurring revenue stream.

In addition to the full inView*2* ™ motorcycle integrated brake and turn signal light, a lower cost, entry level helmet-only brake light, inView*2* Lite™, will be available. inView*2* ™ Lite will provide brake signaling and be fully upgradable to add turn signals with the purchase of a separately available motorcycle unit.





inView2™ Design Evolution

**Top images: Rendering of inView2 ™. Images are computer generated demo versions and inView2 ™ is not currently available on the market.*

***Bottom images: Images are photos of 3D prototypes of InView2 ™. inView2 ™ is not currently available on the market.*

What Makes inView™ Different

Proprietary inView™ technology provides motorcycle integrated brake and turn signals, passive braking to signal deceleration even when you aren't physically braking - all without having to ever have to remember to turn it on or off. inView™ does not have a switch - it just works.

A couple of companies have tried going to market with an accelerometer-based accessory brake light. These are self-contained systems that incorporate an accelerometer into an LED array. This distinction is essential as these lights operate independently of the vehicle's standard braking system - which means sometimes they illuminate when the vehicle's brake light is not on. This causes confusion to following drivers as they do not recognize these separate "flashing signals" as brake lights. Additionally, many of these lights do not use proper algorithms to prevent false alarms – stand-alone accelerometer-based lights on helmets must be "de-tuned" to account for head movement.


C4
DUCATI

When it comes to our competition, there is a reason no one has successfully introduced a wireless helmet brake and signal light product to the market. Until recently, the technology has not existed to allow for a set of features needed to make a product successful in the marketplace.

We believe there are no companies currently in business commercially producing a wireless helmet brake and turn signal light offering all the features inView™ provides.


inView
DOT

inView™ Key Features:

- Proprietary and patented technology eliminates the need to turn it on or off. There is no switch, inView™ works automatically without user intervention.
- Energy efficiency reduces the need for frequent battery changes and provides for brighter LEDs - even in the brightest sunlight.
- Because inView™ integrates with your motorcycle, it does what the motorcycle does - signalling brake AND turn signals. In addition, Smart inView™ Technology knows when you are slowing down (i.e. downshifting) even when you don't use your brakes. When this happens, inView™ sends a signal to your helmet light and the included accessory brake light to ensure following motorists know what you are doing.
- Design allows it to be used on any helmet and any motorcycle - even those with CAN-Bus.
- Our companion Android / iOS application provides for device management and firmware updates to change features and functionality.
- Our upcoming inView*2* ™ features a newly designed slimmer case and expands on the features above and offers emergency dialing in the event of a detected crash, double the battery life (with indicator) and LEDs that are 4x brighter!



No On/Off Switch
Works On Any Helmet & Any Motorcycle
IOS/Android Companion App
Common, Easily Replaced Batteries
Easily Transferred Between Helmets
DOT
inView

Installation & Use

inView™ offers a do-it-yourself installation and simply requires connection to ignition-on power and ground and connection to the motorcycle's brake, left turn and right turn signals. Posi-Tap connectors are featured to make the connection easy, without damaging the vehicle's wiring. All mounting hardware, including 2 helmet mounts are included.

Helmet units automatically pair to any motorcycle equipped with inView™ within 15 feet of it. The versatility of pairing allows owners with multiple motorcycles and various helmet units to automatically match-up whichever helmet and motorcycle they wish to use. The helmet unit also automatically syncs with the motorcycle, turning on or off when the motorcycle does. Once paired, the bond is semi-permanent to prevent it from conflicting with any other signal.

Helmet unit automatic diagnostics tell you when the batteries get low or if you have it installed upside down.



Unboxing inView Helmet Mounted Brake and Turn Sig...
Watch later
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inView
Watch on YouTube
inView

The inView™ system is managed through a smartphone application available on both Google Play and the Apple Store. The app allows for product registration, testing, and firmware updates to enhance and change features.


inView Home
Test Helmet
Firmware Updates
inView
Connection Status: Connected!
Device Name: inView_Helmet
Device Type: Helmet
Device Version: V1_12
Profile
Disconnect Device
Test Helmet
Check For Updates
Setup Motorcycle
Support
Left Turn
Right Turn
Brake
Hazard
Left Brake
Right Brake
Checking for Firmware Updates...
Powered By:
RODINIA SOLUTIONS

THE Market

As Motorcycle Registrations Grow Worldwide - So Does Helmet Use

Third Eye Design's initial focus was the U.S. motorcycle and snowmobile market, where there are over **39 million helmets** currently in use by registered motorcyclists and snowmobilers - and the numbers are growing from there.



The US motorcycle market size was estimated at **$8.25 billion** in 2019 and is anticipated to grow at a CAGR of **3.2%** over the following decade. (Source)

Low TCO (total cost of ownership) of motorcycles, increased ridership by women and advances in motorcycle safety is expected to continue to accelerate the demand for motorcycles in the US and Canada.

inView™ is sold directly through 3 channels - our eCommerce website, our North American Distributor Twisted Throttle and a growing network of dealers and installers.

Here's a look at our growing distribution and sales:

- Distribution – (US & Canada) – Twisted Throttle Distribution
- Retail Sales - Amazon, Twisted Throttle, Revzilla, ADV Motorrad, Good Guy Powersports and a growing network of dealers in the US and Canada
- Affiliates (Industry Influencers)
- Directly through our website
- In SE Asia, inView™ will be sold directly through an eCommerce site, a distribution network (the Ducati franchise has already verbally agreed to sell inView™) and through industry influencers and bike clubs


FOREMOST INSURANCE GROUP + inView
Foremost Choice®
Motorcycle Program

Since its introduction, inView™ has received international attention and requests for sale throughout Asia Pacific, the European Union, Australia and countries in both South America and Africa.

MIROS (the Malaysian Institute for Road Safety) provided inView™ the highest endorsement for sale in South East Asia where we have a planned launch in Q1 2022 in Malaysia, Indonesia and Singapore.



In the picture above, you will see the congestion of motorcycles in daily traffic in Indonesia. Please note that the stock motorcycle brake lights and turn signals are almost impossible to see - and that the back of the helmets are clearly visible. This is just one of the reasons why inView™ is so important in the global marketplace and was endorsed (verbally) for sale by MIROS.

While US motorcycle registration numbers are significant, they pale in comparison to foreign markets where motorcycle use is more accepted and for many, is a primary means of transportation. In Indonesia alone, there are 133M registered motorcycles and we estimate there are 190M licensed drivers.

Throughout much of Southeast Asia, helmet use is mandatory and fines can be harsh for non-compliance.

We are following our market expansion plan and will launch in Southeast Asia in Q1 2022.

WHAT'S NEXT

inView2 ™ Arriving Soon

There is a reason inView™ is recommended by motorcycle journalists and loved by customers. We spent years working with motorcyclists and experts to perfect our design. That effort was not wasted and our customers are thrilled with the result.

Despite the challenges of Covid19 and the elimination of trade shows for all of 2020 and most of 2021, we pushed on - resting on our laurels was never an option. In August, we completed the design of inView*2* ™.



** inView2 ™ with clear Fresnel lens and red reflective base. Rendering of inView2 ™. Images are computer generated demo versions and inView2 ™ is not currently available on the market.*

See below for an excerpt of our product roadmap.

inView™ Family of Products - Product Roadmap		
Product	**Notes**	**inView Features**
inView™ • U.S & Canada • Launch: 01/01/19 • End of Life: Q4 2021	Original, in production since 2019, will be retired when inView™ Plus is launched). Includes both the helmet & motorcycle units (both are required for functionality). Additional helmet or motorcycle units are available separately to support additional motorcycles	• Brake & turn signal functionality • No on/off switch. You can't forget to turn it on or off • Automatic diagnostics that test function, LEDs and battery life • Integrates with the motorcycle to provide pedal, lever and switch activated Brake and turn signaling • Provides passive Brake signaling (i.e. downshifting) • Features Ultra-bright LEDs – for daytime visibility • Utilizes common, easily replaced AAA batteries • Inversion protection to prevent the helmet unit from being installed upside down • Easily transferred between helmets • Simple, DIY installation
inView™ Plus • U.S & Canada • Launch: Q3 2021 • End of Life: Q1 2022	Includes both Helmet and MC units Additional helmet or motorcycle units are available separately.	• Includes everything in inView™, including the same plastics/lens with updated boards to add the following: • More accurate and adjustable passive brake signaling (i.e. downshifting) • Improved power conditioning • Emergency dialing in event of crash (optional, fee based) • Battery level Indication on iOS/ Android app
inView2™ • US & Canada, SE Asia • Launch: Q1 2022 • End of Life: TBD	Includes both Helmet & MC units. Additional helmet or motorcycle units are available separately.	• Includes everything in inView™ Plus, as well as the following: • Emergency dialing in event of crash (included for a discount or fee based) • Slimmer case design • Improved housing/lens for better daytime visibility • Battery door for battery replacement • Rechargeable batteries (optional)
inView2™ Lite • US & Canada, SE Asia • Launch: Q1 2022 • End of Life: TBD	Helmet unit only	• An inView2™ helmet light/brake light only - activated by helmet accelerometer/gyro. (No motorcycle unit or turn signal integration). • Includes all the features of inView2™ except for a motorcycle unit and turn signal functionality. inView2™ Lite is upgradable to inView2™ with the purchase of an inView2™ motorcycle unit
inView2™ Lite Basic • SE Asia • Launch: Q1 2022 • End of Life: TBD	Helmet unit only	• An inView2™ helmet light/brake light only – brake signaling activated by helmet accelerometer/gyro. (No motorcycle unit or turn signal integration, no phone connectivity or upgrade option).

Foreign Markets

Southeast Asia, a growing center of manufacturing and distribution worldwide, is ripe for technology advancement that makes motorcycling safer. A wholly-owned subsidiary (Third Eye Design, South East Asia, Inc) was formed to go to market in South East Asia. The subsidiary, a NYS C corporation, is led by Rupa Shanmugam (see bio in the Team section) a seasoned businesswoman who grew up in Malaysia, speaks the language and is familiar with SE Asia customs and business practices. inView*2* ™ will launch initially in Malaysia, Indonesia and Singapore with the remaining countries in SE Asia and Asia Pacific to follow. Timothy J. McCall, a US Department of Commerce (DOC) Director was engaged to assist. The DOC Director assigned US DOC expatriates in Malaysia, Singapore and Indonesia to assist in our go-to-market strategy. This local support has provided valuable additional market insight and export assistance.

Rupa's efforts, local SE Asia contacts and good timing earned us a presentation at the 2019 annual Malaysian Institute of Road Safety Symposium. The presentation resulted in product acceptance and verbal endorsement.

As a result of the impression inView™ made, a safety conscious helmet manufacturer in Indonesia has asked us to **integrate inView™ technology into the 23M helmets** they sell annually. They believe (we do too) that inView™ technology will give them a competitive advantage in their existing marketplace and for Asia Pacific expansion. We will leverage the design and license the technology to other helmet manufacturers who are looking for a competitive edge (we have already made contact with North American divisions of Bell, Fulmer, HJC and Shoei).

inView™ is more than the sum of its parts and is supported by a world-class team of engineers, industrial designers, nationally syndicated industry experts and motorcyclists.



WHy Invest

Invest in a Brighter, Safer Future for Motorists

Our mission is to make motorcyclists safer & more confident, improve visibility and the ride, and save lives.


TRIUMPH

We plan, within the next 5 years, to expand Third Eye Design, Inc. across South East Asia, Asia Pacific, the European Union, South America, and Africa. Third Eye Design will be seen as a global power sports safety company providing wireless, high-mounted accessory brake and turn signal lighting with advanced safety features to enthusiasts worldwide.

BackRoads Magazine reported inView™ performed "**Brilliantly!**" and asked, "**Why don't all motorcycles have this?**"


C4

To that end, we are already in motion and are in the process of preparing to deliver inView*2* ™ to both the North American and Southeast Asia markets (anticipated Q1 2022 launch).


Hardtales Magazine says inView™ "is about to **change motorcycle safety forever!**"
inView

inView™ is an example of what a committed group of industry leaders and professionals can do. inView™ has captured professional and consumer attention, saved lives and made a difference in motorcycle safety. Join us in saving lives and improving motorcycle safety forever.


NC.COM
WWW.THIRDEYEDESIGNINC.COM
EYE DESIGN INC
Third Eye
inView

Third Eye Design was founded on the belief that we can make the world a better, safer place. With inView™ - we are making a difference one motorcycle at a time. With your help, we can apply the social media and marketing spend we need to bring transformational growth to the inView™ brand in North America, Southeast Asia, Asia Pacific and across the globe.


DUCATI

January 2019



inView Market Introduction

January 2019



Awarded Best Safety Product

inView is awarded Best Safety Product at the AIMExpo

July 2019

A Perfect Score

Motorcycle Consumer News Awards inView a perfect score!

November 2019



MIROS Presentation in Malaysia

Third Eye Design is Guest Speaker at the annual MIROS Presentation in Malaysia

January 2020



Twisted Throttle

Twisted Throttle becomes Reseller and North American Distributor for inView

April 2020

Partners with MSF

Third Eye Design partners with MSF (Motorcycle Safety Foundation) to provide in-classroom promotional material and safety discount

January 2021



inView2 Development

inView2 Product Development begins

February 2021

AMA Partner

Third Eye Design becomes premier partner with the AMA (American Motorcyclist Association)

July 2021



A New Website

Web Site Overhaul

August 2021



inView2 Development Completed

inView2 Product Development Ends

December 2021

Crowd Funding Campaign is LIVE!

Start Engine Campaign Launch

September 2021



Americade

April 2022



inView2 Launch

inView 2 Launch in North America and Southeast Asia

In the Press

SHOW MORE

Meet Our Team



David Werner, PMP

President

David Werner incorporated Third Eye Design, Inc in 2009. Mr. Werner is the inventor and patent holder of inView, the wireless, helmet-mounted brake and turn signal light. Werner has been working full time to bring inView to market since January 2018.

Prior to his current role, Mr. Werner was a Senior Delivery Manager with Ciber, Inc. providing support and leadership to nearly 100 IT consultants and more than a dozen clients across North America's North East Region. There, he had responsibility for client care, delivery, and growth.

Mr. Werner led US best practices and was recognized for both his client and employee satisfaction. Prior to his role at Ciber, he was a Director of Professional Services at Consilium1 where he had responsibility for managing a team of help desk agents, engineers and network professionals delivering IT services to clients across the US. Before joining Consilium1, Mr. Werner was a manager at The Bonadio Group, a US top 100 accounting firm where he was the Competency Lead for the delivery of Program and Project Management services as well as profit and process improvement consulting. He has provided expert business advice to local and national clients with annual revenue ranging from $25 million to $600 million.

Prior to his Consulting Manager role, Mr. Werner was an IT professional at EDS where he served as Xerox NAIM (North American Information Management) CDE (Client Delivery Manager), responsible for the delivery of PC desktop services in North America. Mr. Werner also served as a Network Operations Manager for EDS/Xerox, where he led a team of people responsible for Global Customer Satisfaction, US Operational Change Control, U.S. End-user Escalation, US Operational Anti-Virus Management, and Level of Service reporting. Mr. Werner was also responsible for designing and implementing a time and materials process through which he doubled revenue every year for the first 5 years, and stabilized at over $1,250,000 of 70% margin business annually.

Before Joining EDS, Mr. Werner was a Senior Account Executive and Chief Labor Relations Negotiator at Blue Cross and Blue Shield of the Rochester Area, where he managed a $250,000,000 book of business and was responsible for all union negotiations.

Mr. Werner has earned the professional designations of Project Management Professional (PMP), Certified Financial Planner, Certified Health Consultant, Certified Life Underwriter, and PADI Master Diver.

He has successfully raised $1,930,000 as General Partner of a private placement offering to open The Rochester Athletic Club in downtown Rochester, NY. Prior to his involvement in financial planning and venture capital, Mr. Werner was an advertising executive responsible for local and national advertising campaigns, including the successful Michael Landon Professional Photofinishing campaign for Eastman Kodak Company.

Born in Rochester, NY, Mr. Werner earned a Bachelor of Arts degree from Saint John Fisher College. He has two sons and lives with his wife in Pittsford, NY.


Snomax

Wayne Palmiter

Director

Wayne Palmiter co-founded Third-Eye-Design in 2009.

Palmiter is a long-term and accomplished entrepreneur. While still in college, he invented a revolutionary way of custom finishing furniture and formed a company that grew from a 3 man, 1,500 square foot operation to a 25 man, 150,000 square foot operation.

After the sale of Real Wood, Palmiter brought an Australian based fast-food chain (Crispy Crepes) to North America, where he managed 3 locations and later sold franchises and equipment throughout the U.S. and Canada.

Palmiter's success led to his recruitment by a group of executives forming a new business venture that would later become Snomax, a division of Genencor International Inc. During his time at Snomax, he designed and built new equipment, performed field research, and oversaw sales that grew from less than 1 million to nearly 12 million before the division was sold to York International.

After the York International acquisition, Palmiter was promoted to Director of Technical Operations for a new division called York Snow Inc. There, he was responsible for global IT management, technical operations, and day-to-day operations of York Snow North America. During that time he developed and implemented a global VPN solution connecting strategic office locations in the U.S., Canada and Europe.

Wayne is currently the President of Snomax International and has responsibility for the manufacturing, distribution, and sale of a bio tech ice nucleation protein that is used at ski areas and ice rinks, in cloud seeding and in medical and military research around the world.



Lisa Rishell-Pelletier, EA

Controller

Ms. Pelletier is an Enrolled Agent with over thirty years in the accounting and tax industry. She has worked with various businesses in all stages of growth. She provides full tax services, accounting, bookkeeping and business consulting expertise. She has her bachelor's in accounting from Rochester Institute of Technology. She is a member of National Association of Tax Professionals, National Association of Enrolled Agents, New York State Society of Enrolled Agents and Canalside Trailblazers Networking Group. She has run seminars for SCORE Rochester, childcare organizations, and various other business organizations for over 25 years.



Robert Nelk

Operations Manager

Robert Nelk, Operations Manager, has been working full time for Third Eye Design since January 2018. Responsible for day-to-day operations, Mr. Nelk brings over two decades of customer service, operational efficiency, team leadership, and implementation skills to his position.

Before his current position, Mr. Nelk held several management positions at EDS driving process improvement, customer satisfaction, and training initiatives.

Mr. Nelk earned a BS from the Rochester Institute of Technology and lives with his wife and two children in Pittsford, NY



Mary Keefe

Project Manager

With a strong portfolio of successfully managed projects, Ms Keefe brings over 15 years of project management experience to her current role. With a strong background in Information Technology, Ms Keefe combines a deep knowledge of technical projects with recent work managing non-profit projects and workflows.

Ms Keefe understands the value in effective communication and how the success of a project affects the business and the customer. Ms Keefe previously worked at Cellular One, Electronic Data Systems and Citibank Corporation as a Network Operations Manager. She graduated from SUNY Brockport with a Bachelor's degree in Computer Science in 1985.



Rupa Shanmugam

President TED-SEA

Ms. Shanmugam is the President & CEO of SoPark Corporation, Western New York's largest electronics manufacturing service (EMS) provider. She has over 30 years of electronics manufacturing experience in the areas of Engineering, Quality and Operations. She has held the positions of Quality Support Manager at Crown International (A Harman International Company), Quality Engineer at Wabash Technologies and in various technical capacities at Western Digital, Thomson Consumer Electronics, Carsem Semiconductor in Malaysia, and Singapore.

In 2016, Ms. Shanmugam was 1 of 100 women in the US who was honored by the Manufacturing Institute in Washington DC with the STEP Ahead Award (Science, Technology, Engineering and Production). She was also awarded the 2018 - February Honoree for Women in Leadership by New York State Women Inc. and WKBW Broadcasting. In 2019, she was selected to be a plenary speaker on the topic of 'Women in Technology at the 21st Soroptimist International Convention in Kuala Lumpur, Malaysia.

Ms. Shanmugam currently serves on the Board of Directors for United Way of Buffalo, New York, as well as their Women's Leadership Council Advisory Board and a member of Buffalo-Niagara Partnership Executive Committee.



John Herbrand, Esq.

Core Team / Legal

A solo practitioner, Mr. Herbrand focuses his legal practice on corporate matters, including entity formation and start-up, funding of early-stage and private companies, negotiated sales and acquisitions of businesses, government and commercial contracts, antitrust issues, employment issues, technology licensing agreements, and transactions with industrial development agencies. Also, he serves as a corporate secretary for several client companies.

Before establishing his practice, Mr. Herbrand had twenty (20) years of experience as in-house counsel to small, medium, and large corporations. He is a member of the Monroe County (NY) Bar Association. Mr. Herbrand received a Juris Doctor, with Honors, from George Washington University, and a Bachelor of Science, Mechanical Engineering, from Pennsylvania State University.



John Hammond

Core Team / Legal (Patent)

John M. Hammond, P.E. is the President of Patent Innovations, LLC, a patent firm located in Rochester, NY. He is a licensed patent agent in the United States Patent and Trademark Office, a licensed Professional Engineer in New York State, and an accomplished inventor with 25 issued patents. Mr.Hammond has previously held the position of Principal Engineer at Xerox Corporation and Optimation Technology, Inc., and has 25 years of work experience in research, product conception, product development, and manufacturing. He holds a Bachelor of Arts degree in Chemistry from SUNY Geneseo and a Master of Science degree in Chemical Engineering from the University of Rochester.

Mr. Hammond is also a co-founder of PatentEducation.com. He is a frequent speaker on patents, inventions, and the patenting process to audiences throughout upstate New York. He is a co-author of "The Limited Monopoly™" columns that appear in the Rochester Engineer and the IEEE Spectrum, and a frequent Contributing Author to the intellectual property website IPFrontlineTM.

Mr. Hammond provides patent searching, preparation, prosecution, and reexamination services for clients in the Mechanical, Optical, Chemical/Materials, and Biomedical arts. He has specialized experience in working with automotive, consumer product, energy, manufacturing, optics, imaging, and nanotechnology inventions.



Sandra Werner, CTAL, CSTE

Quality Assurance Manager

Ms. Werner is a Quality Engineering professional with 30 years of experience covering all aspects of product development and quality, including program management, development, testing, delivery, and process improvement (manufacturing and software development). She holds the highest level of certification available from the International Software Testing Qualifications Board (ISTQB) and is a Certified Software Test Engineer (CSTE).

Her experience spans several significant industries including telecommunications, the private country club business, healthcare, and finance. She has held several senior leadership roles including Principal Systems Test Engineer, Senior Automation Development Engineer, Senior Quality Portfolio Lead, Senior Test Delivery Manager, and Senior Program Manager. In these roles Ms. Werner has managed large teams existing in multiple locations across the USA and India. She has designed and implemented QA processes and best practices, ensuring reduced business risk balanced with a quality product and positive customer experience. During her tenure as Senior Test Delivery Manager, Ms. Werner designed and implemented a risk-based development and testing framework, resulting in efficiencies that increased development and test coverage by 80%, while decreasing the occurrence of production defects by 94% within 3 months – without requiring additional resources. This successful framework was recognized by corporate executives and adopted as the testing standard used across other major value streams throughout the corporation she was employed with at that time.

Ms. Werner initially studied Biology and Chemistry at the Rochester Institute of Technology, ultimately changing her field of study to Computer Science. She has two married daughters, two grandchildren, and lives in Pittsford, NY with her husband, David.



Bill Dutcher

Senior Advisor and Consultant

Bill Dutcher, the man behind one of the most successful motorcycle events in America, began his riding career like many of us, as a teenager. Little did Mr. Dutcher know at the time that he was destined for a life-long career around motorcycles. The thrills of competitive racing, the excitement of exploring the open road on two wheels, and the natural camaraderie among riders was, and remains, a powerful attraction for Mr. Dutcher.

After graduating from Harvard, he went to work for Bultaco, combining racing success with his job as director of marketing. After ten years there and a short stint at Can-Am, Mr. Dutcher landed a dream job with Harley-Davidson as their Director of Public Relations.

In 1981 Mr. Dutcher hit on the idea of starting a motorcycle rally in the beautiful Lake George area where he lived. After a couple of years of preparatory work, the event became a reality in 1983. For the first three years, it was called Aspencade East, under an arrangement with the founder of the Aspencade event in Ruidoso, NM. In 1986 Dutcher's event was renamed Americade, and the rest is history.

Graduating from Harvard in 1965, Mr. Dutcher's professional experience includes Director of Marketing, Bultaco Intl. '65 - '75; Consultant for BRP Inc., created "Can-Am U.," 1975; Director of Public Relations, AMF Harley-Davidson, 1975 - 1981; Director of Marketing Services, Kamyr Inc., 1981-1984; Founder and President, Americade Inc., 1983 - present.

Accomplishments: Board of Directors, Lake George Association, 1982 to present; past Rotarian; life member, AMA; Awards: "Citizen of the Year" from Adirondack North Country Association; the "Tourism Partner Award" from the Adirondack Regional Council.

Motorcycling: former AMA professional racer; has ridden coast to coast and as far south as Tierra del Fuego and north across Trans-Labrador Highway. He has competed in road racing, dirt-tracking, TT, indoor short track, ice racing, motocross, enduros, and more.



Charles (Tim) Discavage

Director

Tim Discavage currently works for the City of Rochester's IT dept. Prior to that job he supported the Xerox account as both a direct and contract employee providing expert IT technical solutions. An expert in the discipline of Managing by Fact, Tim effectively combines his problem solving capability and strong financial skills to his real estate and personal investments. His many years in the technical field of providing quality solutions and services to a varied customer base and his life's passion for entrepreneurship has provided experience and skills to grow growing his property/investment business.

Offering Summary

Company	Third Eye Design, Inc.
Corporate Address	15 Schoen Place, LL, Pittsford, NY 14534
Offering Minimum	$9,998.78
Offering Maximum	$1,069,993.54
Minimum Investment Amount (per investor)	$248.16

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,934
Maximum Number of Shares Offered	206,962
Price per Share	$5.17
Pre-Money Valuation	$18,014,404.87

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 8 days | 5% bonus shares

Volume

Tier 1 perk - ($499 + pen + 1% bonus shares)

Tier 2 perk - ($1000 + pen + hat + 2% bonus shares)

Tier 3 perk - ($5,000 + pen + hat + shirt + 3% bonus shares)

Tier 4 perk - ($10,000 + pen + hat + shirt + jacket + 5% bonus shares)

Tier 5 perk - ($25,000 + pen + hat + shirt + jacket + 7% bonus shares)

Tier 6 perk - ($50,000 + pen + hat + shirt + jacket + 10% bonus shares)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Third Eye Design, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.17 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $517. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Foremost Insurance Provides inView Customers With Safety Equipment Discount in Select States

11 days ago

Foremost has started rolling out their Foremost Choice Motorcycle Program which offers added value through discounts. These discounts are make available to policyholders as States are approved Third Eye Design was pleased to be selected to partner with Foremost to provide an important safety discount for the use of inView:
https://youtu.be/HIOi_zH3mEw


inView
Foremost Choice
Motorcycle Program

Global Motorcycle Helmet Market 2022

17 days ago



More good news to support the global market potential of inView!

Pune, Feb. 14, 2022 (GLOBE NEWSWIRE) -- Global Motorcycle Helmet Market size is expected to gain momentum owing to the rising awareness of comfort and safety. Asia Pacific is expected to hold the largest Global Motorcycle Helmet Market share during the forecast period. Due to the increase of the customer base and the development of lightweight and technologically innovative features of helmets, the popularity of national and international motorcycle events and racing championships is fast expanding in the region. These factors are propelling the market in this region forward.

Feb. 2, 2022 /PRNewswire/ -- For the Second Consecutive Year, New Motorcycle and Scooter Sales are Up!

19 days ago

In addition, according to the MIC Retail Sales Reporting System:

For the full year 2021, sales of all on-road motorcycles (including scooters, on-highway, and dual) are up 14.2%.

"This is the second consecutive year of significant growth across powersports," said Erik Pritchard, president and CEO of the Motorcycle Industry Council. "Many new motorcyclists are joining the riding community, both on and off road. We continue to work to inspire, welcome, and integrate them so they enjoy riding for decades to come."

The MIC Retail Sales Reporting System gathers new-motorcycle and scooter retail sales data from 14 leading manufacturers and distributors in the U.S., providing a strong indicator of sales trends.

This continued growth, combined with increased awareness of the importance of visibility and safety validates market potential and corroborates professional testimony.



and viswibiloity,

Full PPP2 Loan Forgiveness Granted!

about 1 month ago

I am pleased to share that I have just received notification that the full amount of our PPP2 loan was forgiven (as was its predecessor,

PPP1). While this was expected, it is always reassuring to receive the official notification. From the SBA:

- Amount of Loan Forgiveness: Full
- Balance of loan to be repaid: $0.00
- Due date of monthly payment: 01/25/2022
- Amount of payment: $0.00
- Repayment period: 0 Months


PPP
Loan
FORGIVEN

inView Plus Manufacturing Nearly Complete!

about 1 month ago

We have received the third shipment of inView Plus from our NY manufacturer. inView Plus is an interim product that bridges the original inView and the upcoming inView2. inView Plus updates original inView by adding inView 2 electronics to an existing inventory of inView original plastics.

This interim product provides inventory and gives us a chance to get the new electronics into the marketplace.


inView™Plus

consumer feedback

Singapore Patent Granted!

about 2 months ago



REPUBLIC OF SINGAPORE
THE PATENT ACT (CHAPTER 221)
CERTIFICATE ISSUED UNDER SECTION 35

I HEREBY CERTIFY that under the provisions of the Patent Act, a patent has been granted in respect of an invention having the following particulars:

TITLE	:	REMOTE LIGHTING SYSTEM OPERABLE TO CORRESPOND WITH VEHICLE LIGHTING
APPLICATION NUMBER/ PATENT NUMBER	:	11201911363Q
DATE OF FILING	:	1 JUNE 2018
PRIORITY DATA	:	2 JUNE 2017 - PATENT APPLICATION NO. 62/514,380 (UNITED STATES OF AMERICA)
NAME OF INVENTOR(S)	:	WERNER, DAVID R.; ZIMA, DAVID; HAMMOND, JOHN M.
NAME(S) AND ADDRESS(ES) OF PROPRIETOR(S) OF PATENT	:	THIRD EYE DESIGN, INC. 11 CAVERSHAM WOODS PITTSFORD, NY 14534 UNITED STATES OF AMERICA
DATE OF GRANT	:	06 JANUARY 2022

DATED THIS 6 TH DAY OF JANUARY 2022

Mrs. Rena Lee
Registrar of Patents
Singapore

This is great news! We specifically chose Singapore as it is known to be one of the hardest foreign patent offices to grant a patent. It is a lead member of a Patent Prosecution Highway for most of Asia Pacific. As a result, we are making petitions to our attorneys/law offices in member countries to give weight to the findings in the Singapore Patent office. Petitions like this are often favorably received and typically result in additional expedited grants. Much more to come here!

International Patent Update

about 2 months ago


PATENTED

In addition to our U.S. issued Patent No. 7,218,214, Third Eye Design, Inc. currently has 29 pending patent applications in the U.S. and internationally throughout Asia and Europe. In one family of InView™ patent applications covering key aspects of our proprietary technology, we have recently received a Notice of Eligibility for Grant in Singapore. Thus, our first foreign patent will issue there around Feb. 1. Moreover, the Intellectual Property Office of Singapore (IPOS) has cooperative "Patent Prosecution Highway" relationships with other national patent offices in the United States, Indonesia, Malaysia, Thailand, Vietnam, China, Japan, South Korea, and Mexico, by which a favorable outcome in any one of the member countries may be used to accelerate examination in the others. We have begun to assert our patent grant in Singapore accordingly in these other countries to pursue additional patents as soon as possible, including the filing of a request for accelerated examination in the U.S. application.

We have recently filed a second family of patent applications on another of our InView™ inventions in all of the major Asian market countries, as well as the U.S. and Europe. We expect examination of those applications to begin in late 2022 and proceed throughout 2023. We are in the process of filing an additional U. S. patent application on inventions related to our soon-to-be offered Inview2™ product.

Start your New Years Resolution to Invest & Help to Save Lives at The Same Time!

2 months ago


TRIUMPH

When is the right time to invest? Financial experts say "Always!" What is the right investment? "The one that does the most good!"

We have the right formula:

- An easy-to-use, cost-effective consumer product that will save lives
- International product recognition and accolades
- A growing worldwide marketplace
- Global patent protection

Invest today!

There Is Still Time To Earn Bonus Shares!

3 months ago

You won't regret investing (but you might regret waiting)! Super Early Bird bonus shares are still available. With 10% bonus shares - you're already ahead!


inView
www.ThirdEyeDesignInc.com

END OF UPDATES

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Bill D. 2 months ago Pinned by Company

As a lifetime rider and founder of Americade, motorcycle safety is always on my mind and inView is a major breakthrough.
When high-mounted stop/taillights were added to 4-wheelers about two decades ago, rear end collisions significantly declined. But 2-wheelers have been ignored despite the fact that they need this protection even more.
Whether riding solo or leading an Americade tour, I breathe a little easier knowing that vehicles behind me have a very good idea of what my motorcycle is about to do.
In fact, more than a few Americaders have taken the time to tell me how impressive and confidence-inspiring it was to see my inView in action when leading a tour.
David and his excellent team have produced the best product of its kind, and its future Is very bright.

0 View 1 reply

Moto Mouth M. 2 months ago Pinned by Company

I tested the InView for the August 2019 issue of Motorcycle Consumer News magazine, and gave it a perfect rating. I believe it is an invaluable safety device that can help save the lives of motorcyclists around the world. A video version of that published review can be seen here https://www.youtube.com/watch?v=TpGMOg6aINw&t=2s

0 View 1 reply

---

bill h. 18 days ago

I have been using In View for a couple years now, the response I see while riding is positive. I believe in this device and know it helps with visibility. I get thumbs up from other riders & drivers, even had a guy follow me into a parking lot to ask about it and express his excitement on what a great idea it is and every rider ought to have one!

0

Bart P. 1 INVESTMENT 24 days ago

do you make one for snowmobiles? tail light break light only
or would it work

0

John W. 5 INVESTMENTS a month ago

Good stuff. Are you in any talks with any bike manufacturers or bike shops etc. Everybody with a motorcycle could use this for sure.

0 View 1 reply

Michael F. 5 INVESTMENTS 2 months ago

I also need to know what this cost for someone to purchase from you. Or if you're doing it outsourced through Biker events. For each product you're going to produce because there's different levels of what people want.

Plus how does this attached to the helmet because some states require DOT how much and how does it attach to the motorcycle to Break and directional. Yes it's wireless I understand that but how does it communicate from the bike to the helmet.

Is it particular to what bike is on because a lot of riding groups. And one person has the directional ongoing left one has the directional going on going right it can be a big problem.

Because I showed this idea to some bikers and some are very excited about it. And answering peoples questions helps get investments.

0 View 3 replies

Michael F. 5 INVESTMENTS 2 months ago
Interesting but how easy is it actually to install on your bike And your helmet?

What is the power supply on the helmet you need to make this incredibly easy to use install. For novice mechanically inclined people. If people have to pay for that type of installation last time I checked motorcycle installation of parts repairs and maintenance is not cheap.

0 View 3 replies

Kathy S. 2 months ago
As a long-distance rider concerned about personal safety, I was an early user of InView. All of my bikes are equipped with InView and I quickly move the snap off/snap on device across all of my helmets. After following me on rides, many fellow motorcycle enthusiasts have purchased and installed an InView. On multiple occasions I have been stopped by both motorists and motorcyclists to answer questions about this amazing product. I love answering questions about a product that keeps me safe. Each person was very impressed by the visibility of my braking and/or directional intentions. I was once notified by a trucker that the use of my InView likely saved my life just moments earlier. I highly recommend the InView and I look forward to the amazing upgrades in the InView2!

0 View 1 reply

Rome C. 2 months ago
I have been using inView by Third Eye Design, Inc. for several years and couldn't be happier. I know drivers and other riders behind me are more aware of my stops and turns. I feel more at ease when I'm riding in heavy traffic. The company continually improves the product through software upgrades. Amazing! The system is so easy to use!

0 View 1 reply

Brandi B. 2 months ago
inView is a great product for motorcyclists who are concerned about being safe. Many motorcyclists understand that we are not seen by other drivers on the road we share. This product offers another way for motorcyclists to be seen and to be safe. As a motorcycle safety instructor, I definitely recommend this product. I have this system on my helmet and motorcycle and I have been told by others that ride with me how much better I can be seen. They have ordered inView for their motorcycle and helmet.

0 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1

Hello I'm Chuck Cavallero. As a motorcyclist my first priority when riding is to be seen. As an emergency room physician I want to keep motorcyclists out of my trauma center. That's why I'm happy to introduce inView. A wireless helmet mounted brake and turn signal light with advanced features that dramatically increases your riding visibility and riding safety.

inView makes motorcyclists safer and more confident by improving visibility. inView attaches easily to any helmet and any motorcycle. It provides brake, hazard and turn signal LED lighting. InView's advanced proprietary technology includes patented wireless communication that makes inview so efficient it doesn't need a switch.

You don't have to remember to turn it on before ride or remember to turn it off when you're done. A motorcycle transceiver unit that integrates with your motorcycle. A helmet mounting system that is safe and allows for easy transfer between helmets. Two sets of mounts are included.

Passive braking detection (for example downshifting) illuminates both the helmet light and included separate accessory motorcycle brake light. Automatic diagnostics that tests battery condition, communication and position so you won't put it on upside down.

Ultra bright LEDs visible in daylight as well as at night. Long battery life provided by two easily replaced AAA lithium batteries. Easy to follow do-it-yourself installation.

Video 2

let me introduce you to in view a

wireless helmet mounted brake and turn

signal system designed to keep you more

visible and safer on the road interview

comes in both a red and clear lens it's

simply a matter of writer preference and

aesthetics they work identically the

same let's look in the box first thing

we see is the helmet unit it comes with

two starter batteries we recommend

changing these two lithium batteries

next we see the motorcycle transceiver

unit this plastic bag contains

everything you'll need for the install

simply place everything in the tray so

we don't lose any small parts zip ties

for wiring alcohol pads for cleaning the

accessory brake light the two-sided tape

to install the brake light to helmet

mounts

[Music]

the 3m tape for the motorcycle

transceiver unit and finally

we have two posi connect and four posi tap

connectors a spare fuse is included

thanks for watching

additional videos including installation

instructions are available on our

website

Video 3

No dialogue

Video 4 (Insurance Promo)

Speaker 1:
Bikers. They practically invented the concept of social distancing. Motorcycles are more popular now than ever, and the individuals who ride them deserve coverages as unique as they are. The Foremost Choice Motorcycle Program offers policies for a wide variety of brands and types of bikes. Foremost also has relationships with vendors that provide added value for your motorcycle customers. And inView is a unique brand of helmet safety light, which can qualify customers for a 10% safety equipment discount on collision and medical payments coverages.

Speaker 1:
As more customers get out in the fresh air to enjoy a ride, proper coverage is of the utmost

importance. Make the Foremost choice today for your motorcycle customers, and give them a better insurance experience.

Video 5

the product is called in view

invu was born after almost a decade of

research and product and development

it's a wireless helmet break and turn

signal light

with one of the key features being it

doesn't have a switch so it's really

kind of a set and forget device we are

a real um we're a real particular

company in terms of delivering a product

it's been over 10 years of research and

development a couple thousand hours of

focus group study with motorcyclists

we wanted to make sure that we had

something right the first time so it's

been a ton of work

once we completed that we knew we had a

partner with manufacturers

who had that same kind of capability and

philosophy to deliver

so again it's one of the reasons we were

so pleased to become familiar with

artworks

and one of the reasons that we chose

them to to do our packaging and do our

fulfillment

it is a way to give back it's uh i mean

i would encourage anybody

who's considering some component of

contract manufacturing who hasn't seen

artworks so hasn't been there

to go there you're going to find a bunch

of really happy people

who are excited to come to work who do a

great job

who are closely supervised in the work

that they're doing the packages come

flat

so the box is flat and then of course

there's uh there's a motorcycle unit and

batteries

that uh that you see here um and they're

putting that whole thing together for us

and then they'll be storing it and then

as we make sales either to

uh through our dealer and distribution

network or through individuals

they'll be the ones who'll be fulfilling

that and shipping it out for us

melissa has been such a pleasure to work

with i mean she's really been wonderful

she offered to have a tour of the

facility so i was really interested in

doing that

i saw way more than i expected so that

was a true pleasure

and then uh she's got great ideas so

she'll reach out to me and connect and

say hey i thought about this or what do

you think about this

or do you think we should try this and

that's really important to the company

[Music]

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